UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended December 31, 2025

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MakeMyTrip Limited (“MakeMyTrip” or the “Company”) is incorporating by reference the information set forth in this Form 6-K into its automatically effective resale shelf registration statement on Form F-3 (File No. 333-288084) dated June 16, 2025, as amended.

Other Events

Announcement of Unaudited Financial Results for the quarter ended December 31, 2025

On January 21, 2026, MakeMyTrip issued an earnings release announcing its unaudited financial results for the third quarter of fiscal 2026 (i.e. quarter ended December 31, 2025). A copy of the earnings release dated January 21, 2026 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated January 21, 2026.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated January 21, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2026

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer